

September 13, 2022

Grant Russell
Chief Financial Officer
Vuzix Corp
25 Hendrix Road
West Henrietta, New York 14586

> **Re: Vuzix Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 2, 2022**
> **File No. 001-35955**

Dear Mr. Russell:

We have reviewed your August 31, 2022 response to our comment letter and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 49

1. We note your response to prior comment 2, stating that Net loss is the most comparable GAAP measure for the "Net Loss less Non-Cash Operating Expenses" measure. Please clarify whether you characterize this measure as a liquidity measure or a performance measure. In this regard, we note that you include disclosure of this measure in the Liquidity section of your MD&A. If you consider it to be a liquidity measure, the most comparable GAAP measure should be a liquidity measure as well (e.g., cash flow from operating activities). If it is a performance measure, it should be clarified as such in your disclosure and you should remove this measure from the Liquidity and Capital Resources section. Please clarify and provide us with draft disclosure of your proposed revisions. Refer to Item 10(e)(1)(i)(b) of Regulation S-K.

Consolidated Statements of Operations, page F-6

2.   Your response to prior comment 3 appears to indicate that the cost of sales line item excludes depreciation and amortization. If you do not allocate any depreciation and amortization to cost of sales, you should remove the gross profit subtotal from your statements of operations, regardless of your labeling of cost of sales to indicate such exclusion. Please revise your presentation accordingly in future filings.

Note 14. Long Term Incentive Plan, page F-24

3.   We note your response to prior comment 5. However, the information provided in Note 14 related to the error correction made in the fourth quarter of 2021 does not adequately disclose the effect of the error on each quarter's income statement. Please revise to more prominently disclose each quarter's restated income statement line items by disclosing the amount presented in the 10-Q and the restated amount, ensuring the information is clearly marked as "restated." The information should be disclosed in the forepart of the notes to the financial statements to give more prominence. Also, we note that your Form 10-K does not contain the information which informs the investors of the board's conclusion that your previously issued financial statements should no longer be relied upon. Please file a Form 8-K to include all information required by Item 4.02 related to previously filed Form 10-Q that included the financial statements materially affected by the error.

        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Manufacturing